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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          OMNIQUIP INTERNATIONAL, INC.
                           (Name of Subject Company)

                          OMNIQUIP INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  681969 10 1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               THOMAS K. BRESLIN
             VICE PRESIDENT -- FINANCE AND CHIEF FINANCIAL OFFICER
                          OMNIQUIP INTERNATIONAL, INC.
                              222 EAST MAIN STREET
                        PORT WASHINGTON, WISCONSIN 53074
                                 (414) 268-8965
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:

                            MATTHEW G. MALONEY, ESQ.
                     DICKSTEIN SHAPIRO MORIN & OSHINSKY LLP
                               2101 L STREET, NW
                              WASHINGTON, DC 20037
                                 (202) 785-9700

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is OmniQuip International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 222 East Main Street, Port Washington, Wisconsin 53074. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the common stock, $0.01 par value, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 21, 1998, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the cash tender offer made by Telescope Acquisition Inc. ("Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of Textron Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 27, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together collectively, with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 21, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") of the Merger as a wholly-owned subsidiary of Parent.

     The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is 40 Westminster Street, Providence, Rhode Island 02903.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The provisions of the Merger Agreement relating to the election and designation of directors to the Board of Directors of the Company (the "Board") are subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Reference is made to the information contained under the captions "Executive Compensation" and "Certain Transactions" in the accompanying Information Statement. The Information Statement is attached as Annex I hereto and is incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser and their executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit 1 to this Schedule 14D-9. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that no later than five business days from and including the date of initial public announcement of the Merger Agreement Purchaser will commence the Offer. The parties to the Merger Agreement have agreed in the Merger Agreement that the obligations of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer will be subject only to the satisfaction or waiver of the conditions set forth in Annex A to the Merger Agreement (the "Offer Conditions"), including the Minimum Condition (as defined in the Merger Agreement). Under the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to waive any such condition (other than the Minimum Condition), provided, that, without the prior written consent of the Company, the Purchaser will not (i) decrease the amount to be paid per share in the Offer to below $21.00, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) impose conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions in a manner adverse to the holders of Shares or (v) amend any other term of the Offer in a manner adverse to the holders of the Shares, (provided that a waiver by Purchaser of any condition other than the Minimum Condition shall not be deemed to be adverse to the holders of the Shares).

     Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the Offer), if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser shall, subject to Purchaser's right to terminate the Merger Agreement pursuant to
Article IX thereof, extend the Offer for additional periods, unless the only conditions not satisfied or earlier waived on the then scheduled expiration date are one or more of the Minimum Condition and the conditions set forth in paragraph (b) of the Offer Conditions, provided that (x) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer and (y) if paragraph (b) of the Offer Conditions has not been satisfied and the failure to so satisfy can be remedied, the Offer shall not be terminated unless the failure is not remedied within 10 calendar days after Purchaser has furnished the Company written notice of such failure) and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC" or the "Commission") or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than 5 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or
(ii) of this sentence if there shall not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with Section 253 of the Delaware General Corporation Law ("DGCL"). Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares.

     Company Board Representation. The Merger Agreement provides that, promptly (but in any event within two business days) upon purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, either (a) a majority of the members of the Board shall resign and the remaining members of the Board shall fill all of the vacated Board positions with persons designated by Parent or (b) the size of the Board shall be expanded and the vacant seats filled with persons designated by Parent so that Parent's designees shall constitute a majority of the members of the Board. In either case, at all times thereafter through the Effective Time a majority of the members of the Board shall be persons designated by Parent. The Merger Agreement further provides that the Company's obligations to appoint designees to its Board will be subject to
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     The Merger. The Merger Agreement provides, upon the terms and subject to the conditions thereof, at the Effective Time and in accordance with the DGCL, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

     The Merger Agreement provides that the certificate of incorporation of Purchaser, as in effect immediately prior to Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law (except that the name of the Surviving Corporation shall be changed to
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OmniQuip Textron International Inc.). At the Effective Time, the by-laws of
Purchaser, as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation and until thereafter altered, amended or repealed as provided by law. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until their respective successor shall be duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

     At the Effective Time, each Share and each associated Right that are issued and outstanding immediately prior to the Effective Time (other than Shares (and associated Rights) owned by the Company or by Parent, Purchaser or any direct or indirectly wholly-owned subsidiary of the Company, Parent or Purchaser, which shall be cancelled, and other than Shares (and associated Rights), if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the Company, Purchaser or the holders of the Shares, be cancelled, extinguished and converted into and become a right to receive $21.00 in cash (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share, less any required withholding taxes. All Shares that are owned by the Company (as treasury stock or otherwise) and all Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of the Company, Parent or Purchaser, if any, will be canceled and retired and cease to exist, and no cash or other consideration will be delivered in exchange therefore.

     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has not voted in favor of the Merger and who is otherwise entitled to demand and who properly demands appraisal for such Shares in accordance with all the provisions of the DGCL concerning the rights of holders of Shares to dissent from the Merger and require appraisal of their Shares will not be converted into or exchangeable for the right to receive the Merger Consideration unless such holder fails to perfect or otherwise effectively withdraws or loses such holder's right to appraisal, if any. Such holders will be entitled to receive the appraised value of such Shares held by them in accordance with the applicable provisions of the DGCL. If, after the Effective Time, such holder fails to perfect or loses its right to appraisal, each Share of such holder will be treated as if it had been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon.

     The Merger Agreement provides that each share of common stock of Purchaser will be converted into one share of common stock of the Surviving Corporation.

     The Merger Agreement provides that each option granted to a Company employee or director pursuant to the Company's Amended and Restated 1996 Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the 1996 Directors Non-Qualified Stock Option Plan (the "Directors Plan"; and collectively with the Long-Term Incentive Plan, the "Stock Plans") to acquire Shares (each such option hereinafter is referred to as an "Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, $21.00 exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such Option and (2) the excess of $21.00 over the exercise price per share of such Option (subject to any applicable withholding taxes). Each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, $21.00 does not exceed the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto. Prior to the Effective Time, the Company (a) will obtain any consents from holders of Options under the Directors Plan necessary to give effect to the aforementioned provisions and (b) will use its reasonable best efforts to obtain consents to the cancellation of Options with exercise prices that exceed $21.00 per share from holders of Options under the Long-Term Incentive Plan.

     Immediately prior to the Effective Time, each Share previously issued in the form of restricted stock pursuant to the Long-Term Incentive Plan shall fully vest and all restrictions thereon shall be removed.

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

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization and authorizations, capital stock, subsidiaries, noncontravention and consents, filings with the SEC, financial statements, no material adverse change, legal proceedings, subsequent events, commissions and fees, offering documents, employee benefit plans, compliance with the law, rights plan, intellectual property, taxes and opinion of financial advisor. Some of the representations are qualified by the limitation that, in order for the representation to have been breached, the event breaching the representation must have a Material Adverse Effect. A "Material Adverse Effect" as to the Company means any adverse change or changes in the financial condition, properties, business or results of operations of the Company or any of its subsidiaries, which individually or in the aggregate is or are material to the Company and its subsidiaries, taken as a whole, other than (i) any change or effect arising out of general economic conditions or (ii) any change or effect which the Company has disclosed in writing, prior to the date hereof, to Parent has occurred or is likely to occur.

     In addition, the Merger Agreement contains representations and warranties of Parent and Purchaser concerning their organization, authorizations of the agreement, noncontravention and consents, commissions and fees, and financing.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, the Company and its subsidiaries will conduct their operations according to their ordinary and usual course of business and consistent with past practice. The Merger Agreement further provides that, without limiting the generality of the foregoing, and except as expressly contemplated by the Merger Agreement, or as set forth in the Disclosure Schedules, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of
Parent:

          (a) except for shares to be issued or delivered pursuant to awards outstanding on the date hereof under the Company's Stock Plans, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of
     (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

          (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, including the Shares;

          (c) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, other than the payment of a regular quarterly cash dividend on the Shares on or about September 30, 1999 of $0.01 per Share payable to stockholders of record on September 15, 1999 and except for dividends by a wholly-owned subsidiary of the Company;

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (e) adopt any amendments to its Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

          (f) make any acquisition, by means of merger, consolidation or otherwise, or material disposition (other than acquisition or disposition of inventory, supplies and products in the ordinary course of

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     business, consistent with past practice), of assets or securities, or permit any assets to become subject, other than in the ordinary course of business, to any material lien or encumbrance;

          (g) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company;

          (h) grant any increases in the compensation of any of its directors, officers or key employees; for avoidance of doubt "compensation" being defined to include all stock options, stock appreciation rights, phantom stock units, restricted stock grants, contingent stock grants or similar benefits;

          (i) grant any increases in the compensation of any of its employees, other than employees who are directors, officers or key employees, except in the ordinary course of business consistent with past practice;

          (j) pay or agree to pay or accelerate the payment of any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any director or officer of the Company or any of its subsidiaries, whether past or present;

          (k) enter into any new or amend any existing employment or severance or termination agreement with any such director or officer;

          (l) except as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of enhancing any benefits thereunder;

          (m) settle or compromise any material claims (including any claims in respect of tax liabilities or refunds) or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims;

          (n) make any change, other than as required by applicable law, regulation or change in generally accepted accounting principles, in accounting policies or procedures applied by the Company (including tax accounting policies and procedures);

          (o) except as otherwise required by applicable law or regulation, make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

          (p) take any action to amend or alter the Rights Agreement in any manner adverse to Parent's, Purchaser's or the Company's ability to commence or consummate the transactions contemplated by the Merger Agreement pursuant to the terms hereof;

          (q) incur any capital expenditures, other than in the ordinary course of business and consistent with past practices; or

          (r) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     No Solicitation of Transactions. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal (as defined below). The Merger Agreement also provides that the Company, its subsidiaries, directors, employees, representatives and agents may furnish information and access, in each case only in response to a request for such information or access to any person made after the date hereof which was not initiated, solicited or knowingly encouraged by the Company or any of its affiliates or any of its or their

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

respective officers, directors, employees, representatives or agents after the date hereof (with respect to confidential information, pursuant to appropriate confidentiality agreements), and may participate in discussions and negotiate with such entity or group concerning any Takeover Proposal, only if such entity or group has submitted a bona fide proposal to the Board relating to any such transaction and (a) if the Board determines in good faith, after receiving advice from its independent financial advisor, that such entity or group has submitted to the Company a Takeover Proposal which is reasonably likely to be a Superior Proposal (as defined below), and (b) if the Board determines, in its good faith judgment, based on the opinion of outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's fiduciary obligations under applicable law. The Company shall promptly notify Parent if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company is required to promptly provide to Parent any non-public information concerning the Company or its subsidiaries provided to any other person which was not previously provided to Parent and to keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated by the Merger Agreement. Except as set forth in Section 7.2 of the Merger Agreement, neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, knowingly encourage or solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser, or any designees of Parent or Purchaser) concerning any Takeover Proposal; provided, that the Company or the Board may take, and disclose to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided further, that the Board may not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board determines in its good faith judgment based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of the fiduciary duty of the Board under applicable law. As used in the Merger Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or its subsidiaries other than transactions contemplated by the Merger Agreement. As used in the Merger Agreement, "Superior Proposal" means a bona fide proposal made by a third party to acquire all of the outstanding Shares of the Company pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, after taking into account all relevant factors, including, without limitation, (i) the consideration to be paid to stockholders pursuant thereto,
(ii) the time estimated to be required for consummation, and (iii) financial, regulatory and other risks of nonconsummation.

     Meeting of Stockholders; Proxy Statement. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company will duly call, give notice of, convene and hold an annual or special meeting of stockholders ("Stockholders Meeting") promptly after the consummation of the Offer to consider and vote upon the Merger Agreement and the Merger. At the Stockholders Meeting, Parent and Purchaser will cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and approve the Merger. If the Stockholders Meeting is called, the Company will prepare and file with the SEC a proxy statement (the "Proxy Statement") to be mailed to the stockholders of the Company in connection with the meeting of such stockholders to consider and vote upon the Merger which will include, subject to the fiduciary obligations of the Board of Directors under applicable law, the recommendation of the Board that the stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. As soon as practicable following the consummation of the Offer, the Company will file the Proxy Statement with the SEC. The Company, Parent and Purchaser will use their reasonable best efforts

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

to respond promptly to all comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to holders of Shares entitled to vote at the Stockholders Meeting at the earliest practicable time following expiration or termination of the Offer. The Merger Agreement provides that in the event that Purchaser shall acquire at least 90% of the outstanding Shares, the Company will, at the request of Purchaser, subject to Article VIII of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     Access to Information; Confidentiality. The Merger Agreement provides that the Company will and will cause each of its subsidiaries to give the Parent and its representatives reasonable access, during regular business hours during the period prior to the Effective Time upon reasonable notice, to all of the properties, books and records and, during such period, shall (and shall cause each of its subsidiaries) to furnish promptly to Parent and its representatives all information concerning its business, properties and personnel as may reasonably be requested. Information obtained by Parent or Purchaser will be subject to a confidentiality agreement between the Company and Parent.

     Public Disclosures. The Merger Agreement provides that Parent and the Company will consult with each other and mutually agree before issuing any press release or otherwise making any public statement with respect to the Offer or the Merger and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law or requirements of any exchange upon which the Shares or the shares of Parent are traded, in which case the party proposing to issue such press release or make such public announcement will use its reasonable best efforts to consult in good faith with the other party before issuing such press releases or making any such public statements.

     Indemnification and Insurance. The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of the Company on the date of the Merger Agreement, which will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

     In addition, the Merger Agreement provides that Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than six years the policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement); provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous to the Company's present or former directors or officers or other employees covered by such insurance policies prior to the Effective Time (the "Indemnified Parties") and provided further that substitution does not result in any gaps in coverage with respect to matters occurring prior to the Effective Time.

     Further Assurances. The Merger Agreement provides that, subject to the other provisions of the Merger Agreement, each of the parties will use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, which efforts shall include, without limitation, Parent, Purchaser and the Company using their respective best efforts to prevent any preliminary or permanent injunction or other order by a court of competent jurisdiction or governmental entity relating to consummating the transactions contemplated by the Merger Agreement, and, if issued, to appeal any such injunction or order through the appellate court or body for the relevant jurisdiction; provided, however, in no event shall Parent, Purchaser or the Company be obligated to agree or consent to any divestiture of assets, hold-separate agreement or other similar undertakings pursuant to any antitrust or similar laws or regulations for the purposes of consummating or making effective transactions contemplated by the Merger Agreement.

     Notice of Subsequent Events. The Merger Agreement provides that each party will give the other party notice of the occurrence, or non-occurrence, of any event the respective occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and any failure of a party to comply or satisfy any covenant, condition or agreement to be complied with under the Merger Agreement.

     Employment; Employee Welfare. The Merger Agreement provides that Parent will maintain for a period of one year following the Effective Time employee benefit plans and programs, for the benefit of employees of the Company and its subsidiaries (other than those employees covered by collective bargaining arrangements) that are in the aggregate no less favorable than those provided to such employees of the Company and its subsidiaries, as applicable, under the plans as in effect immediately prior to the Closing. Parent will credit the prior service of all employees of the Company and its subsidiaries for purposes of determining the eligibility, and vesting under any employee benefit plan provided by Parent for the benefit of the employees. Employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement. In addition, the Surviving Corporation will assume and honor in accordance with their terms all existing employment and severance agreements and arrangements which are set forth in the Company Disclosure Schedules.

     Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger is subject to the fulfillment, at or prior to the Effective Time, of each of the following conditions: (i) there shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; (ii) to the extent required by applicable law and the certificate of incorporation and by-laws of the Company, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of the Shares; (iii) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, considered as whole (assuming the Merger had taken place), or on Parent's ability to own, control and operate the Company and its subsidiaries, and the waiting periods under the HSR Act (as defined herein) shall have expired or been terminated; and (iv) Purchaser or its permitted assignee shall have purchased all Shares tendered pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated at any time and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

          (a) by mutual written consent of the parties;

          (b) by either Parent or the Company if (i) any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; or (ii) due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser shall have failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (as defined below), unless such failure has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement. As used herein, the term "Outside Date" shall mean the later of (A) 90 days following the date of the Merger Agreement, or (B) the date on which either the applicable waiting period under the HSR Act shall have expired or been terminated;

          (c) by the Company if (i), by action of the Board, (A) the Company, based on the advice of outside legal counsel to the Company that such action is necessary in order for the Board to comply with its fiduciary duties under applicable law, subject to complying with the terms of the Merger Agreement, proposes to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice and (B) Parent does not make, within five business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to the Merger Agreement such that the Board determines, in good faith after consultation with its financial advisors, that the Merger Agreement as so amended is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal; and (ii) if (A) Purchaser shall have (x) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (y) failed to pay for any Shares pursuant to the Offer to the extent required under the Merger Agreement, or (z) terminated the Offer without purchasing Shares pursuant to the Offer, or (B) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured within 10 calendar days after written notice of such breach is given by the Company to the party committing such breach. The Merger Agreement provides that (A) the Company will not enter into a binding agreement referred to in clause (i) above until at least the sixth business day after it has provided the notice to Parent required thereby, and (B) the Company will notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification and (C) it shall be a condition precedent to the effectiveness of any termination pursuant to clause (i) that the $20,000,000 fee required to be paid as described below shall have been paid in full simultaneously with, or prior to, such termination; and

          (d) by Parent if (i) the Board shall have withdrawn or adversely modified its approval or recommendation of the Merger Agreement or failed to reconfirm its recommendation thereof within five business days after a written request by Parent to do so, (ii) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that is qualified as to materiality or there has been a material breach of any other representation, warranty, covenant or agreement contained in the Merger Agreement, in any case that is not curable or, if curable, is not cured within 10 calendar days after written notice of such breach is given by Parent to the party committing such breach, or (iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for Shares pursuant to the Offer shall have been satisfied or waived other than the Minimum Condition and Purchaser terminates the Offer without purchasing Shares pursuant to the Offer, provided that the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer, or (iv) Purchaser shall have otherwise terminated the Offer in accordance with the terms of the Merger Agreement without purchasing shares pursuant to the Offer.

     The Merger Agreement provides that if (i) the Merger Agreement is terminated by the Company pursuant to (c)(i) above or (ii) is terminated by Parent pursuant to (d)(i)above, then the Company shall simultaneously or prior to such termination, pay Parent a termination fee of $20,000,000 and pay, in no event later than two days after the date of such termination, the amount of all documented out-of pocket expenses of Parent and Purchaser incurred in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby. If the Merger Agreement is terminated by Parent pursuant to (d)(ii) above, then the Company shall promptly pay, but in no event later than two days after the date of such termination, a termination fee of $1,000,000 representing liquidated damages for Parent's internal costs and expenses plus the amount of all documented out-of pocket expenses of Parent and Purchaser incurred in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby. If the Merger Agreement is (i) terminated by the Company pursuant to
(c)(ii)(A)(x) or (y) or (c)(ii)(B), above, then Parent shall promptly, but in no event later than two days after the date of such termination or event, pay the Company a termination fee of $1,000,000, plus the amount of all documented out of pocket expenses of the Company incurred in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby.

     The Merger Agreement provides that in the event of a termination by either the Company, Parent and Purchaser pursuant to the terms of the Merger Agreement, the Merger Agreement will then become null and void and there will be no further liability or obligation on the part of either the Company, Parent or Purchaser (or any of their respective directors, officers, employees, agents, advisors or other representatives), subject to certain exceptions.

     The Merger Agreement further provides that except as otherwise specifically provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

ARRANGEMENTS WITH DIRECTORS, OFFICERS AND EMPLOYEES

     Certain members of the Company's management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of the Company generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Merger Agreement and the transactions contemplated thereby, the stockholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

     The following is a summary of the Stock Purchase Agreements (collectively, the "Stock Purchase Agreements") each dated August 20, 1999, between Purchaser and P. Enoch Stiff and Curtis J. Laetz, executive officers of the Company (collectively, the "Sellers"). Copies of the Stock Purchase Agreements are filed as Exhibits 9 and 10 to this Schedule 14D-9 and are incorporated herein by reference.

     The Purchaser has entered into Stock Purchase Agreements, dated as of August 20, 1999, with each of (a) Mr. Stiff and (b) Mr. Laetz and his wife (Mr. Laetz's shares were held jointly with Mrs. Laetz). In consideration for the transfer and delivery of 346,275 and 63,938 Shares (collectively, the "Transferred Shares") to the Purchaser by Mr. Stiff and the Laetz', respectively, the Purchaser paid $7,271,775 and $1,342,698, respectively, for such Shares pursuant to the Stock Purchase Agreements. Of such amounts, the Purchaser paid Mr. Stiff $5,194,125 and the Laetz' $959,070 upon Purchaser's receipt of the Transferred Shares on August 21, 1999. The remaining portions of the consideration, $2,077,650 in the case of Mr. Stiff and $383,628 in the case of the Laetz' (collectively, the "Escrow Amounts"), have been deposited with an escrow agent who established accounts for such Escrow Amounts.

     Under the terms of the Stock Purchase Agreements, the Escrow Amounts will be paid to the Sellers or returned to Purchaser, depending upon the Company's operating performance during the period beginning October 1, 1999 and ending December 31, 2002. The Stock Purchase Agreements establish a Performance Benchmark (as defined below) and provide that if the cumulative Performance Benchmark over the applicable period does not exceed $164,597,000, all of the Escrow Amounts will be payable to Purchaser. If the cumulative Performance Benchmark equals or exceeds $222,696,000 over the applicable period, the Sellers will be entitled to receive all of the Escrow Amounts. If the cumulative Performance Benchmark over the applicable period falls between the foregoing amounts, the Stock Purchase Agreements provide for proportionate payments of the Escrow Amounts to Sellers, with the balance being payable to Purchaser.

     The Stock Purchase Agreements also contain provisions for the payment of the Escrow Amounts in the event of termination of employment of a Seller during the applicable performance period. If employment is terminated by the Company for any reason but "cause," or by a Seller for "good reason" (as such terms are defined in employment agreements that may be entered into with the Company) at any time prior to December 31, 2002, such Seller will be entitled to receive the entire Escrow Amount. In the event of termination for "cause" or without "good reason," the Stock Purchase Agreements establish a formula for the proportionate payment of the Escrow Amounts based upon lapse of time and partial proportionate achievement of the Performance Benchmark over the period from October 1, 1999 to the date of termination of employment. In addition, if Purchaser fails to commence the Offer for any reason or the Offer is terminated without purchases being made thereunder for any reason other than a sale of the Company at a price higher than Purchaser's Offer, the Escrow Amounts are payable in full to Purchaser.

     The Stock Purchase Agreements also provide for loans to the Sellers for periods of up to four years at the lowest available interest rate that would not result in imputed income to the Sellers for federal income tax purposes in order for the Sellers to meet obligations for the payment of taxes arising from the Escrow Amounts.

     For purposes of the Stock Purchase Agreements, "Performance Benchmark" shall mean, net sales less finance charges less cost of sales less sales, general and administrative expenses (SG&A) of the Company and its subsidiaries on a consolidated basis. For the avoidance of doubt, the parties have agreed that the definition of Performance Benchmark shall include acquisition goodwill amortization of the Company (including its consolidated subsidiaries) for acquisition goodwill created prior to the date of Purchaser's purchase of Shares pursuant to the Offer of $4.152 million; and shall exclude (i) interest expense,
(ii) the Parent's corporate expenses; (iii) the goodwill amortization of the Parent relating to the Merger and related purchase price adjustments; (iv) additional depreciation expense resulting from the write up of assets following the Merger; (v) expenses relating to the period after the Merger for environmental, health and safety expenses, plant reorganization, product liability insurance savings; (vi) savings resulting from the elimination of the obligation of the Company to report its financial results publicly; and (vii) the effect of acquisitions by the Company or its subsidiaries after the Merger or of the transfer by the Parent of any business or product line to the Company or its subsidiaries.

     The Company is a party to "change in control" severance agreements (the "Severance Agreements") with Messrs. Stiff, Laetz, Mueller and Breslin, executive officers of the Company. The Severance Agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of such employees within two years of a "change in control of the Company" (as defined in the Severance Agreements). The benefits payable under the Severance Agreements generally provide for up to two years of base salary, a bonus equal to 50% of the average of the bonus awarded to such employee in each of the prior three years pursuant to the Company's executive incentive plan and the continuation of certain other benefits for a period of one year. In addition, the Severance Agreements provide for the immediate vesting of any outstanding options granted to such officers under the Long-Term Incentive Plan. Each agreement has an initial term through December 31, 2000, which term automatically extends for an additional one year period each January 1st, unless at least thirty days prior to such January 1st date the Company gives notice that it does not wish to extend such agreement; provided, that following a "change in control," the term of each agreement automatically extends to the date which is two years following the "change in control." For purposes of the Severance Agreements, a "change in control of the Company" generally shall be deemed to occur if (i) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing a majority of the combined voting power of the Company's then outstanding securities or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election, or nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. Consummation of the Offer will constitute a "change in control" within the meaning of the Severance Agreements. The Company also maintains "change in control" severance agreements with other key employees, which agreements have similar terms and conditions as the Severance Agreements.

     The Company maintains the Long-Term Incentive Plan, which provides for the grant of up to 1,600,000 Shares to selected officers and key employees of the Company. On August 20, 1999, the Board approved an amendment to the Long-Term Incentive Plan to provide for the cancellation of stock options granted pursuant to such plan upon a Change in Control (as defined therein) as follows: (i) if the Transaction Price per share (as defined therein) is greater than the exercise price per share, each stock option shall be canceled in consideration of a cash payment equal to the difference between the Transaction Price and the exercise price of common stock or (ii) if the Transaction Price per share is less than the exercise price per share, then such stock options shall be canceled and no payments shall be made with respect thereto. A copy of the Long-Term

Incentive Plan, as amended and restated, is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference.

     The Company has agreed in the Merger Agreement that each option granted to a Company employee pursuant to the Long-Term Incentive Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, $21.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, the "Per Share Amount") exceeds the exercise price per share, shall, effective immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes). Each such option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto, and prior to the Effective Time, the Company will use its reasonable best efforts to obtain consents from holders of such options to their cancellation.

     The Company has agreed in the Merger Agreement that, immediately prior to the Effective Time, each Share previously issued in the form of restricted stock, pursuant to the Long-Term Incentive Plan shall fully vest and all restrictions thereon shall be removed.

     The Company maintains the Directors Plan, which provides for the grant of up to an aggregate of 250,000 Shares to non-employee directors of the Company. A copy of the Directors Plan is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference.

     The Company has agreed in the Merger Agreement that each option granted to a Company director pursuant to the Company's Directors Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes). Each such option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto. Prior to the Effective Time, the Company shall obtain any consents from holders of options under the Directors Plan necessary to give effect to the aforementioned provisions.

CONFIDENTIALITY AGREEMENT

     On July 9, 1999, the Company and Parent signed a confidentiality and standstill agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company keep confidential certain nonpublic information furnished by the other. In addition, under the terms of the Confidentiality Agreement, and subject to certain transactions, Parent agreed that without the prior written consent of the Company, (1) for a period of three
(3) years, neither it nor any of its affiliates will solicit to employ any of the current officers or key employees of the Company with whom Parent has had contact or who were specifically identified to Parent during the course of its investigation of the Company and (2) for a period of eighteen (18) months, neither it nor any of its affiliates will (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act);
(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Confidentiality Agreement is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD HAS (i) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (i) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS AND (iii) RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, AND TENDER THEIR SHARES TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION

     In early August 1998, the Company received separate informal inquiries, from two publicly-traded participants in the construction equipment industry ("Company 1" and "Company 2"), expressing an interest in exploring a possible business combination with, or acquisition of, the Company. In light of such inquiries, the Board appointed a special committee of directors (the "Special Committee") to oversee inquiries received by the Company concerning possible business combinations and to review steps that might be taken to address the Company's stock price, which had fallen sharply from early June 1998 to mid-August 1998. Separately, another special committee of the Board had been appointed in July 1998 to evaluate the desirability of adopting a shareholder rights plan. That special committee engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to assist it in evaluating the desirability of adopting a shareholder rights plan and the terms thereof. On August 21, 1998, that special committee recommended to the Board, and the Board approved, the adoption of the Rights Agreement. For a description of the Rights Agreement, see Item 8(a) of this Schedule 14D-9.

     From late August to early October 1998, the Special Committee met on several occasions, consulted with the Company's financial and legal advisors and considered various alternatives to enhance stockholder value and protect stockholder interests. Although follow-up discussions between representatives of Company 1 and Company 2 occurred, no formal process was initiated and the Special Committee, as well as the Board, determined that it would not be in the best interests of the Company and its stockholders to pursue further any possible business combination or sale of the Company at that time.

     During the first several weeks of 1999, the Company's share price traded down by over 25% from the closing price at the end of 1998. On February 5, 1999, the Chief Executive Officer of Company 1 wrote a letter (the "Letter") to the Company's Chief Executive Officer, P. Enoch Stiff, expressing a desire to pursue a business combination with the Company. The Special Committee requested that Morgan Stanley make a presentation to the Board on the Company's alternatives and discuss ways to respond to the Letter.

     On February 16, 1999, the Company's Board met in Milwaukee to discuss a number of matters, including the Letter. Morgan Stanley presented a range of possible alternatives available to the Company and discussed, on a preliminary basis, issues and opportunities associated with those alternatives. At the conclusion of the meeting, the Board determined to authorize management and Morgan Stanley to initiate discussions with Company 1, Company 2 and other parties about a possible business combination.

     On March 4, 1999, the Company formally retained Morgan Stanley to assist it in connection with the exploration of a possible business combination.

     Subsequent to February 16, 1999, Morgan Stanley contacted a number of parties to explore their potential interest in a business combination with the Company. Morgan Stanley and the Company provided information, subject to confidentiality agreements, to Company 1, Company 2, and other third parties.

     During May, June and July, potential acquirors of the Company, including Company 1 and Company 2, undertook a business investigation of the Company, including meetings with management, tours of certain of the Company's manufacturing facilities, and a review of certain of the Company's financial, legal and other documents and records.

     On June 23, 1999, John Janitz, President and Chief Operating Officer of Parent, called Mr. Stiff to express an interest in a possible business combination. On July 9, 1999, Parent and the Company executed the Confidentiality Agreement, pursuant to which the Company provided financial and other information to the Parent. Mr. Janitz and Mr. Stiff met in Milwaukee on July 19, 1999, and discussed the merits of a possible business combination. Mr. Stiff informed Mr. Janitz that the Company would be willing to make available to Parent additional financial and other information about the Company. Commencing on July 21, 1999 and continuing into August, representatives of Parent undertook a due diligence investigation of the Company.

     During the week of August 2, 1999, the Company received proposals for a business combination from Company 1, Company 2 and Parent.

     On August 6, 1999, the Special Committee convened a telephonic meeting to review the proposals. It was determined to discuss the proposals with the Board at a meeting held on August 10, 1999.

     At the August 10 Board meeting, management and Morgan Stanley reviewed the process conducted over the preceding months and reviewed the proposals. Morgan Stanley presented a financial presentation on the Company including a detailed discussion of valuation. The Board concluded that Parent's proposal was superior to the indications of interest provided by Company 1 and Company 2 and, accordingly, determined to authorize management and the Company's legal and financial advisors to enter into contractual negotiations with Parent concerning a transaction and to allow Parent to conclude its due diligence investigation of the Company.

     Prior to the August 10 meeting, representatives of Parent contacted Mr. Stiff and indicated that, in connection with Parent's proposal, Parent also desired to enter into certain arrangements with Mr. Stiff providing for the purchase of a portion of the Shares owned by him and additional understandings concerning his employment by the Company following an acquisition by Parent. Subsequently, those discussions were broadened to include other members of management. Between August 10 and August 20, various members of management and their counsel negotiated with Parent and its counsel concerning the terms of such arrangements.

     Following the August 10 meeting, the Company's counsel provided Parent's counsel with a draft merger agreement and proceeded to negotiate the terms thereof with Parent's counsel.

     On August 17, 1999, the Board met by telephone to review developments since its meeting on August 10 and to evaluate progress made by Parent in completing its due diligence investigation and the status of contract negotiations between the parties. In addition, the Board received and reviewed a report from management containing preliminary internal financial projections for fiscal 2000 and subsequent years.

     Between August 17 and August 20, 1999, counsel to the Company and counsel to Parent substantially completed negotiations concerning the terms of the Merger Agreement and certain key employees and their counsel completed negotiations with Parent and its counsel concerning the terms of the Stock Purchase Agreements.

     On August 20, 1999, the Board met to consider the proposed Merger Agreement and the transactions contemplated thereby. At such meeting, the Board reviewed the discussions between the Company, Parent and other parties and considered the proposed transaction with Parent. In particular, the Board received reports from its legal and financial advisers concerning the transaction process and reviewed the terms and conditions of the proposed Merger Agreement. Morgan Stanley delivered its opinion to the Board that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by stockholders of the Company in the Offer and the Merger was fair to stockholders of the Company from a financial point of view. After considering such presentations, the Board unanimously approved the proposed Merger Agreement and all transactions contemplated thereby, including the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. WITH RESPECT TO THE OFFER, THE BOARD UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     At the meeting, the Company also approved an amendment to the Rights Agreement to provide that Parent shall not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights will not separate from the Shares as a result of entering into the Merger Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of the Merger Agreement. The Company has also taken actions necessary to ensure that the Merger Agreement and the transactions contemplated thereby will not trigger any "poison pill" or any other anti-takeover provision adopted by the Company or available to it, to its knowledge, under applicable law.

     Following the Board's meeting on August 20, 1999, the Stock Purchase Agreements were executed and delivered. On August 21, 1999, the Company's counsel and Parent's counsel completed final negotiations concerning the terms of the Merger Agreement, and the Merger Agreement was executed and delivered. Concurrent with execution and delivery of the Merger Agreement, Morgan Stanley delivered its written opinion attached hereto as Annex II and filed as Exhibit 5 to this Schedule 14D-9.

     A copy of the joint press release of the Company and Parent announcing the execution of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9 is filed as Exhibit 4 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board considered the following factors:

          1. the business, results of operations and future prospects of the Company;

          2. the terms of the Merger Agreement and the conditions of the Offer;

          3. the opinion of Morgan Stanley to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the stockholders pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of Morgan Stanley's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex II hereto and filed as
     Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY IN ITS ENTIRETY;

          4. the fact that the Offer is not subject to any financing, due diligence or pooling-of-interests conditions;

          5. the fact that the Merger Agreement, which prohibits the Company, its affiliates, and their respective officers, directors, employees, representatives and agents from, directly or indirectly, knowingly encouraging or soliciting or participating in or initiating discussions or negotiations regarding any potential Takeover Proposal, does permit the Company prior to consummation of the Offer (conditioned upon the execution of confidentiality agreements) to furnish information and to allow access by and participation in discussions and negotiations with any third party that has submitted a bona fide and unsolicited acquisition proposal to the Company, provided that (i) the Board, upon advice of its independent financial advisor, determines that such Takeover Proposal is reasonably likely to be a Superior Proposal and (ii) the Board in its good faith judgment, upon the opinion of independent legal counsel, determines its failure to do so would constitute a breach of its fiduciary obligations;

          6. the fact that the Company may terminate the Merger Agreement, subject to certain conditions, if the Board determines, upon advice of its financial and legal advisors, that a Takeover Proposal received by the Company is a Superior Proposal. In such event and under certain other limited circumstances, the provisions of the Merger Agreement require the Company to pay Parent a termination fee of $20 million as a condition precedent to termination and reimburse Parent and Purchaser for out-of-pocket expenses as described under "The Merger Agreement" in Item 3 above;

          7. the results of the process undertaken to identify and consider proposals from third parties;

          8. historical market prices with respect to the Shares, particularly the fact that the transaction will enable stockholders to realize a significant premium over the prices at which the Shares traded prior to public announcement of the Offer; and

          9. the regulatory approvals required to consummate the Offer and Merger, and the prospects for receiving all such approvals.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Individual directors may have given different weight to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Morgan Stanley has been retained by the Company to act as the Company's financial advisor with respect to the Offer and the Merger. Pursuant to an engagement letter with Morgan Stanley, the Company has agreed to pay Morgan Stanley for its services a transaction fee of approximately $3.45 million, payable upon consummation of the Merger. The Company has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses, including the fees and expenses of its counsel and other professional advisers (if approved by the Board), and to indemnify Morgan Stanley and certain related parties against any losses, claims, damages or liabilities related to, arising out of or in connection with the engagement under the engagement letter. In the ordinary course of business, Morgan Stanley and its affiliates may actively trade the debt and equity securities of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services, including providing senior loans to the Company and Parent, and have received fees for the rendering of these services.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company, except Purchaser acquired 346,275 and 63,938 Shares from Messrs. Stiff and Laetz, respectively, pursuant to the Stock Purchase Agreements. Pursuant to the Stock Purchase Agreements, Purchaser acquired 50% of the Shares of Messrs. Stiff and Laetz (calculated on a fully-diluted basis after giving effect to options for common stock issued to each of Messrs. Stiff and Laetz under the Long-Term Incentive
Plan) for $21 per share. Messrs. Stiff and Laetz received a cash payment of $15 per share, with the remaining $6 per share placed in escrow. Pursuant to the Stock Purchase Agreements and certain incentive provisions therein, Messrs. Stiff and Laetz could each forfeit some or all of the escrowed purchase price based on the profitability of the Company from the date of Purchaser's acquisition of the Company through December 31, 2002.

     (b) To the best knowledge of the Company, all of its executive officers, directors affiliates or subsidiaries presently intend to tender to Purchaser, pursuant to the Offer, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Prior to entering into the Merger Agreement, the Company had preliminary contact with entities that expressed interest in the Company, as set forth in Item 4 hereof. Upon execution of the Merger Agreement, the Company ceased contact with these other entities. The Company is not engaged in any other negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b), there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) RIGHTS AGREEMENT

     Each Right issued pursuant to the Rights Agreement, when exercisable, entitles the registered holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $85 per share, subject to adjustment. The Rights will be exercisable only if a person or a group acquires 10% or more of the outstanding Shares or announces a tender offer following which it would hold 10% or more of such outstanding Shares. The Rights entitle the holders, other than the acquiring person, to purchase Shares having a market value of two times the exercise price of the Right. If, following the acquisition by a person or group of 10% or more of the Company's outstanding Shares, the Company were acquired in a merger or other business combination, each Right would be exercisable for that number of the acquiring company's shares of common stock having a market value of two times the exercise price of the Right. Subject to the terms of the Rights Agreement, the Company may redeem the Rights at one cent per Right at any time until ten days following the occurrence of an event that causes the Rights to become exercisable for Shares. The Rights expire in ten years.

     The foregoing description of the Rights Agreement, as amended, and of the Rights is qualified in its entirety by the terms of the Rights Agreement, dated as of August 21, 1998, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), a copy of which has been filed as an exhibit to the Company's Current Report on Form 8-K dated August 21, 1998, the terms of the First Amendment to the Rights Agreement, dated as of October 2, 1998, by and between the Company and the Rights Agent, a copy of which has been filed as an exhibit to the Company's Current Report on Form 8-K dated October 2, 1998, and the terms of the Second Amendment to the Rights Agreement, dated as of February 16, 1999, by and between the Company and the Rights Agent, a copy of which has been filed as an exhibit to the Company's Current Report on Form 8-K dated February 24, 1999.

     The Company has entered into a Third Amendment to the Rights Agreement, dated as of August 21, 1999, to make it inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. A copy of such amendment to the Rights Agreement is filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

     (b) DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock
of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and
Section 203, the Board of Directors of the Company has approved the Merger Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     (c) ANTITRUST

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company filed their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on August 25, 1999 and August 26, 1999, respectively. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the fifteenth day after Parent has filed its Form, unless early termination of the waiting period is granted or Parent and the Company receive a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Parent has requested early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     (d) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS.

     The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
Exhibit 1    Agreement and Plan of Merger, dated as of August 21, 1999, by and among Parent, Purchaser and the Company.
Exhibit 2    Confidentiality Agreement, dated as of July 9, 1999, by and between the Company and Parent.
Exhibit 3    Joint Press Release issued by Parent and the Company on
             August 23, 1999.
Exhibit 4    Letter to Stockholders, dated August 27, 1999.*
Exhibit 5    Opinion of Morgan Stanley, dated August 21, 1999.*
Exhibit 6    Amended and Restated 1996 Long-Term Incentive Plan.
Exhibit 7    1996 Directors Non-Qualified Stock Option Plan.
Exhibit 8    Third Amendment to Rights Agreement, dated as of August 21,
             1999, by and between the Company and First Chicago Trust
             Company of New York.
Exhibit 9    Stock Purchase Agreement, dated as of August 20, 1999, by
             and between Purchaser and P. Enoch Stiff.
Exhibit 10   Stock Purchase Agreement, dated as of August 20, 1999, by
             and between Purchaser, Curtis Laetz and Linda Laetz.

---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

                                          OMNIQUIP INTERNATIONAL, INC.

                                          By: /s/ P. ENOCH STIFF
                                            ------------------------------------
                                              P. Enoch Stiff
                                              President and Chief Executive
                                              Officer

Dated: August 27, 1999

                                                                         ANNEX I

                          OMNIQUIP INTERNATIONAL, INC.
                              222 EAST MAIN STREET
                        PORT WASHINGTON, WISCONSIN 53074
                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about August 27, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, upon the purchase by Purchaser of a majority of the outstanding shares of common stock, par value $0.01 per share of the Company, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 21, 1998, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, (the "Shares"), pursuant to the Offer, promptly to cause Purchaser's designees to be elected to a majority of the seats on the Board under the circumstances described therein. See "Board of Directors -- Rights to Designate Directors; Purchaser's Designees."

     You are urged to read this Information Statement carefully. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in
Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 27, 1999. The Offer is scheduled to expire at 12:00 midnight on Friday, September 24, 1999, New York City time. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change in control of the Company.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               OUTSTANDING SHARES

     The common stock, par value $0.01 per share (the "Common Stock"), is the only class of voting securities of the Company outstanding. As of August 21, 1999, there were 14,277,500 Shares outstanding, each of which is entitled to one vote. No cumulative voting rights exist under the Company's Restated Certificate of Incorporation. For information regarding the ownership of the Shares by holders of more than five percent of the outstanding shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

                               BOARD OF DIRECTORS

GENERAL

     The Board is divided into three classes (Class I, Class II and Class III), with all classes as nearly equal in number as possible. One class of directors is ordinarily elected at each Annual Meeting of the stockholders of the Company for a three-year term or until his or her successor is elected and qualified. The Board currently consists of nine (9) members and there are no family relationships among any directors or executive officers of the Company.

RIGHTS TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

     The Merger Agreement provides that, promptly (but in any event within two
(2) business days) upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, either (a) a majority of the members of the Board shall resign and the remaining members of the Board shall fill all of the positions so vacated with persons designated by Parent or (b) the size of the Board shall be expanded and the vacant seats filled with persons designated by Purchaser so that Purchaser's designees shall constitute a majority of the members of the Board. In either case, at all times thereafter through the Effective Time a majority of the members of the Board shall be persons designated by Purchaser.

     The Company's obligation under the Merger Agreement to appoint Purchaser's designees to the Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations.

     Following the election of designees of Purchaser pursuant to the Merger Agreement, prior to the Effective Time, any amendment of the Merger Agreement or the Restated Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who were directors as of August 21, 1999 or persons designated by such directors and who were neither designated by Purchaser nor employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Purchaser shall use all reasonable efforts to ensure that the Board at all times includes at least three Continuing Directors.

     It is expected that certain of Purchaser's designees may assume office at any time following the purchase by Purchaser of a minimum number of Shares pursuant to the Offer, which purchase cannot be effected earlier than September 24, 1999, and that, upon assuming office, the designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or a sufficient number of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

     No action is required by the stockholders of the Company in connection with the election of the Purchaser's designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Purchaser's Offer to Purchase and in the Schedule 14D-9 with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of the Purchaser and Parent and as exhibits to the Schedule 14D-9. The exhibits to the
Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that Purchaser's designees will take office as directors of the Company upon Purchaser's payment for such number of Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer.

     Purchaser has advised the Company that it currently intends to choose designees to the Board of Directors pursuant to the Merger Agreement from the persons set forth in the following table. Parent has provided the information below regarding such individuals.

NAME                                   AGE                     PRINCIPAL OCCUPATION
----                                   ---                     --------------------
Robert J. Ayotte.....................  46    Chief Financial Officer of Textron Industrial Products
Frank J. Feraco......................  52    President of Purchaser
John R. Curran.......................  44    Vice President of Purchaser
Bhikhaji M. Maneckji.................  50    Vice President, General Counsel and Assistant Secretary
                                             of Purchaser
Lawrence J. O'Connell................  36    Vice President of Purchaser

     Robert J. Ayotte has been Chief Financial Officer of Textron Industrial Products since January 1999. Previously, Mr. Ayotte was Vice President -- Finance of Textron Fastening Systems -- Europe from January 1997 to December 1998, Vice President -- Finance of Avdel Textron from September 1994 to December 1996, and Vice President -- Finance of Textron Systems Division from April 1991 to August 1994.

     Mr. Feraco has been President of Purchaser since August 1999. Mr. Feraco has been President of Textron Industrial Products since September 1998. Previously, Mr. Feraco was President of the Outdoor Leisure Division, Sunbeam Corporation from January 1998 to August 1998. From 1996 to 1998, Mr. Feraco was President and Sector Executive of Kohler International -- Sterling Plumbing Group, Kohler Company, and from 1994 to 1996, he was President of Danaher Tool Group, Danaher Corporation. Mr. Feraco is a director of the American Hardware Association.

     Mr. Curran has been Vice President of Purchaser since August 1999. Mr. Curran is Vice President, Business Development -- Industrial Products Segment of Parent, a position he has held since July 1998. Previously, Mr. Curran was Director, Business Development of Textron Industrial Products from 1995 to June 1998, and Director, Tax Planning and Senior Tax Counsel of Parent from 1994 to 1995.

     Mr. Maneckji has been a director and Vice President, General Counsel and Assistant Secretary of Purchaser since August 1999. Mr. Maneckji is Vice President and General Counsel of Textron Industrial Products, a position he has held since 1997. Previously, Mr. Maneckji was General Counsel of Textron Industrial Products from 1995 to 1997, and Assistant General Counsel and Assistant Secretary of Parent from 1986 to 1995. Mr. Maneckji was a director of Bridgeport Machines, Inc. from 1995 through August 1999.

     Mr. O'Connell has been a director and Vice President of Purchaser since August 1999. Mr. O'Connell is Group Counsel -- Golf, Turf Care and Specialty Products of Textron Industrial Products, a position he has held since May 1999. Previously, Mr. O'Connell was Risk Management Counsel of Parent from 1994 to May 1999.

     The business address of each of Purchaser's designees is c/o Parent, 40 Westminster Street, Providence, Rhode Island 02903. Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, if so designated, and that none of such persons has during the last five years been convicted in a criminal proceeding or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Parent and Purchaser have also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

BOARD OF DIRECTORS OF THE COMPANY

     Listed below are the names, ages and principal occupations of all directors of the Company.

CLASS I
(TERM OF OFFICE EXPIRES 2000)               AGE           PRINCIPAL OCCUPATION          DIRECTOR SINCE
-----------------------------               ---           --------------------          --------------
Paul W. Jones.............................  51    Chairman, President and Chief           April 1997
                                                  Executive Officer of U.S. Can
                                                  Corporation, Oak Brook, Illinois
Donald E. Nickelson.......................  66    Chairman of the Board of the          September 1996
                                                  Company, Port Washington, Wisconsin
                                                  and Vice Chairman of Harbour Group
                                                  Industries, Inc., St. Louis,
                                                  Missouri
P. Enoch Stiff............................  51    President and Chief Executive         September 1996
                                                  Officer of the Company, Port
                                                  Washington, Wisconsin
CLASS II
(TERM OF OFFICE EXPIRES 2001)
------------------------------------------
Peter S. Finley...........................  43    Private Investor, St. Louis,           August 1995
                                                  Missouri
Jeffrey L. Fox............................  39    Vice Chairman -- Operations of        September 1996
                                                  Harbour Group Ltd., St. Louis,
                                                  Missouri
Jerry E. Ritter...........................  64    Chairman of the Board of Clark          April 1997
                                                  Enterprises, Inc., St. Louis,
                                                  Missouri
CLASS III
(TERM OF OFFICE EXPIRES 2002)
------------------------------------------
Samuel A. Hamacher........................  46    Executive Vice President of Harbour    August 1995
                                                  Group Industries, Inc., St. Louis,
                                                  Missouri
Jay G. Henges.............................  72    Chief Executive Officer of Jay        February 1999
                                                  Henges Enterprises, Inc., St. Louis,
                                                  Missouri
Robert L. Virgil..........................  65    Principal of Edward Jones & Co., St.    April 1997
                                                  Louis, Missouri

     Except as set forth below, each of the directors has been engaged in his principal occupation during the past five years.

     Mr. Jones has been the Chairman, President and Chief Executive Officer and a member of the Board of Directors of U.S. Can Corporation since April 1998. He previously served as the President and Chief Operating Officer of the Greenfield Division of Kennametal, Inc. from November 1997 to March 1998 and as the President of Greenfield Industries, Inc. from November 1989 to November 1997 and as its Chief Executive Officer from May 1993 to November 1997. Mr. Jones is also a member of the Board of Directors of Federal Signal Corporation. Mr. Jones was elected a director of the Company in April 1997.

     Mr. Nickelson has been the Vice Chairman of Harbour Group Industries, Inc. ("Harbour Group") (a company which provides development services to its affiliates) since 1991. From 1988 to 1990, he served as President of PaineWebber Group (an investment banking and brokerage firm). Mr. Nickelson currently serves as a trustee of Mainstay Mutual Funds Group and as a director of Carey Diversified LLC and Sugen, Inc. Mr. Nickelson was elected a director of the Company in September 1996.

     Mr. Stiff has been the President and Chief Executive Officer of the Company since September 1996 and the President and Chief Executive Officer of TRAK International, Inc. ("TRAK"), now a wholly-owned subsidiary of the Company, since August 1989. He previously served as the Chief Operating Officer of TRAK from November 1987 to August 1989. Mr. Stiff was elected a director of the Company in September 1996.

     Mr. Finley is a private investor. He served as the Senior Managing Director of Harbour Group from 1997 to 1998. He previously served as the Senior Vice President -- Corporate Development of Harbour Group from 1990 to 1997. Mr. Finley was elected a director of the Company in August 1995.

     Mr. Fox has been Vice Chairman -- Operations of Harbour Group Ltd. ("HGL") (an affiliate of Harbour Group which provides operations management services to manufacturing affiliates of Harbour Group) since September 1997. Mr. Fox served as Group President of HGL from 1995 until September 1997. Mr. Fox previously served as President of Engineered Polymers Corporation (a manufacturer of plastic material handling products that was an affiliate of Harbour Group) from 1992 to 1995. Mr. Fox was elected a director of the Company in September 1996.

     Mr. Ritter has been a consultant to Anheuser-Busch Companies, Inc. and Chairman of the Board of Clark Enterprises, Inc. (the general partner of the Kiel Center and the St. Louis Blues Hockey Club) since July 1996. From March 1990 to June 1996, he served as Executive Vice President and Chief Financial and Administrative Officer for Anheuser-Busch Companies, Inc. Mr. Ritter currently serves as a director of The Earthgrains Company, Brown Group, Inc., and The Kroll-O'Gara Company and as a trustee of the NationsBank Private Client Services Board. Mr. Ritter was elected a director of the Company in April 1997.

     Mr. Hamacher has been the Executive Vice President of Harbour Group, in charge of corporate development, since January 1992. From January 1988 to January 1992, he was the Vice President -- Finance of HGL. Mr. Hamacher was elected a director of the Company in August 1995.

     Mr. Henges has for the past 30 years been the owner and Chief Executive Officer of Jay Henges Enterprises, Inc. (a company which serves the construction industry as a subcontractor and supplier through its Henges Interiors and Henges Insulation divisions and manufactures preassembled kiosk structures and modular buildings through its Porta-King Building Systems division). Mr. Henges was elected a director of the Company in February 1999.

     Mr. Virgil has been a principal of Edward Jones & Co., a retail investment firm, since September 1993. From September 1998 to December 1998, he served as the David McLaughlin Visiting Professor of Accounting, Amos Tuck School of Business Administration, Dartmouth College, Hanover, New Hampshire. He previously served as a professor of accounting at the John M. Olin School of Business, Washington University, St. Louis, Missouri from 1964 to September 1993 and was dean of the School of Business from 1977 to 1993 and Executive Vice Chancellor of University Relations from 1992 to 1993. He is currently a member of the Board of Directors of CPI Corporation, General American Life Insurance Company and Maritz, Inc. Mr. Virgil was elected a director of the Company in April 1997.

BOARD MEETINGS -- COMMITTEES OF THE BOARD

     The Board held twelve (12) meetings during the fiscal year ended September 30, 1998. The Board presently maintains an Executive Committee, an Audit Committee, a Compensation and Options Committee, an Incentive Plan Committee and a Nominating Committee.

     The Executive Committee consisted during the fiscal year ended September 30, 1998 of Messrs. Fox, Hamacher, Jones, Nickelson and Stiff. The Executive Committee exercises all powers of the Board, to the extent permitted by law, between meetings of the Board. The Executive Committee was formed in April 1997 and held seven meetings during the fiscal year ended September 30, 1998.

     The Audit Committee consisted during the fiscal year ended September 30, 1998 of Messrs. Jones, Ritter, Joseph F. Shaughnessy and Virgil. This committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. The Audit Committee was formed in April 1997 and held two meetings during the fiscal year ended September 30, 1998.

     The Compensation and Options Committee consisted during the fiscal year ended September 30, 1998 of Messrs. Finley, Hamacher, Nickelson, Ritter and Shaughnessy. This committee reviews and approves the Company's executive compensation policy, makes recommendations concerning the Company's employee benefit policies and exercises such powers and makes such other compensation-related determinations as are entrusted to it by the Board. The Compensation and Options Committee was formed in April 1997 and held four meetings during the fiscal year ended September 30, 1998.

     The Incentive Plan Committee consisted during the fiscal year ended September 30, 1998 of Messrs. Ritter and Shaughnessy. This committee administers the Company's Amended and Restated 1996 Long-Term Incentive Plan (the "Long-Term Incentive Plan") and exercises such powers and makes such determinations as are entrusted to it in the Long-Term Incentive Plan. The Incentive Plan Committee was formed in April 1997 and held four meetings during the fiscal year ended September 30, 1998.

     The Nominating Committee consisted during the fiscal year ended September 30, 1998 of Messrs. Hamacher, Nickelson and Virgil. The Nominating Committee, which was formed in April 1997 and held one meeting during the fiscal year ended September 30, 1998, recommends nominees for election to the Board.

     During the fiscal year ended September 30, 1998 no director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he has been a director) and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following table sets forth information regarding all persons known to the Company to be the beneficial owners of more than five percent of the Company's Common Stock as of August 21, 1999.

                                                                              PERCENT OF
                                                              SHARES OWNED    OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIALLY      SHARES
------------------------------------                          ------------    -----------
Prudential Insurance Company of America(1)..................   1,578,800         11.1%
  100 Mulberry Street
  Newark, New Jersey 07102
Putnam Investments, Inc.(2).................................   1,538,471         10.8%
  One Post Office Square
  Boston, Massachusetts 02109
T. Rowe Price Associates, Inc.(3)...........................     934,900          6.5%
  100 E. Pratt Street
  Baltimore, Maryland 21202
Lazard Freres & Co.(4)......................................     837,200          5.9%
  30 Rockefeller Plaza
  New York, New York 10020
Thomson Horstmann & Bryant, Inc.(5).........................     832,300          5.8%
  Park 80 West, Plaza Two
  Saddle Brook, New Jersey 07662

---------------
(1) Information obtained from the Schedule 13G filed by such company with the SEC on July 12, 1999.

(2) Information obtained from the Schedule 13G filed by such company with the SEC on July 9, 1999.

(3) Information obtained from the Schedule 13G filed by such company with the SEC on February 10, 1999.

(4) Information obtained from the Schedule 13G filed by such company with the SEC on February 16, 1999.

(5) Information obtained from the Schedule 13G filed by such company with the SEC on January 25, 1999.

BENEFICIAL OWNERSHIP OF MANAGEMENT

     The following table sets forth information regarding the ownership of the Company's Common Stock for each director, each executive officer named in the Summary Compensation Table and all directors and executive officers (including all executive officers named in the Summary Compensation Table) as a group as of August 21, 1999.

                                                                              PERCENT OF
                                                              SHARES OWNED    OUTSTANDING
                  NAME OF BENEFICIAL OWNER                    BENEFICIALLY      SHARES
                  ------------------------                    ------------    -----------
Peter S. Finley(1)..........................................    106,336             *
Jeffrey L. Fox(2)...........................................     10,000             *
Philip G. Franklin(3).......................................     56,000             *
Samuel A. Hamacher(4).......................................     15,000             *
Jay G. Henges(5)............................................     10,000             *
Paul W. Jones(6)............................................     14,000             *
Curtis J. Laetz(7)..........................................     63,937             *
Robert D. Melin(8)..........................................    116,675             *
Donald E. Nickelson(9)......................................     15,000             *
Jerry E. Ritter(10).........................................     15,000             *
Paul D. Roblee(11)..........................................     96,675             *
P. Enoch Stiff(12)..........................................    346,275           2.4%
Robert L. Virgil(13)........................................     10,000             *
                                                                -------           ---
All directors and executive officers (including all
  executive officers named in the Summary Compensation
  Table) as a group (15 persons)............................    957,898           6.5%
                                                                =======           ===

---------------
  *  Less than 1.0%.

 (1) Represents 94,836 Shares directly owned by Mr. Finley and 1,500 Shares indirectly owned by Mr. Finley as custodian for his children. Includes 10,000 Shares issuable pursuant to options granted under the 1996 Directors Non-Qualified Stock Option Plan (the "Directors Plan").

 (2) Includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

 (3) Includes 40,000 Shares issuable pursuant to options granted under the Long-Term Incentive Plan.

 (4) Includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

 (5) Includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

 (6) Excludes 500 Shares owned by his wife as to which Mr. Jones disclaims any beneficial ownership and includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

 (7) Includes 43,500 Shares issuable pursuant to options granted under the Long-Term Incentive Plan. Excludes 63,938 Shares sold to Purchaser immediately prior to execution and delivery of the Merger Agreement. For a description of such transaction and the terms thereof, reference is hereby made to Item 3(b) of the Schedule 14D-9.

 (8) Includes 32,300 Shares issuable pursuant to options granted under the Long-Term Incentive Plan.

 (9) Includes 15,000 Shares issuable pursuant to options granted under the Directors Plan.

(10) Includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

(11) Includes 32,300 Shares issuable pursuant to options granted under the Long-Term Incentive Plan.

(12) Includes 130,000 Shares issuable pursuant to options granted under the Long-Term Incentive Plan. Excludes 346,275 Shares sold to Purchaser immediately prior to execution and delivery of the Merger Agreement. For a description of such transaction and the terms thereof, reference is hereby made to Item 3(b) of the Schedule 14D-9.

(13) Includes 10,000 Shares issuable pursuant to options granted under the Directors Plan.

     No agreements, formal or informal, exist among the various executive officers and directors with respect to the voting of their shares.

                               EXECUTIVE OFFICERS

     The following table provides certain information regarding the executive officers of the Company as of August 21, 1999 who are appointed by and serve at the pleasure of the Board.

NAME                                        AGE                       POSITION(S)
----                                        ---                       -----------
P. Enoch Stiff............................  51    Director, President and Chief Executive Officer(1)
Thomas K. Breslin.........................  38    Vice President -- Finance, Chief Financial Officer
                                                  and Treasurer(2)
Curtis J. Laetz...........................  54    Senior Vice President, Chief Administrative Officer
                                                  and Secretary(3)
Richard G. Mueller........................  50    President -- OmniQuip Services Group(4)

---------------
(1) See information under "Board of Directors of the Company."

(2) Mr. Breslin has been the Vice President -- Finance and Chief Financial Officer of the Company since April 1999. Prior to joining the Company, Mr. Breslin served from June 1996 as the Senior Vice President and Chief Financial Officer of Nissan Forklift Corporation, North America. From September 1995 to June 1996, he served in an executive management program at McDonalds, Inc. Prior thereto, Mr. Breslin served as a senior manager with Deloitte & Touche.

(3) Mr. Laetz has been the Senior Vice President and Chief Administrative Officer of the Company since October 1998. He previously served as the Vice President -- Marketing and Development of the Company since September 1996 and held a similar position with TRAK since 1990.

(4) Mr. Mueller has been the President -- OmniQuip Services Group since December 1998. He previously served as a Vice President of the Company since June 1998. Prior to joining the Company, Mr. Mueller served as President of his own senior management consulting firm from October 1997 to June 1998. From May 1993 to October 1997, he served in various senior executive positions with Swing-n-Slide Corp. (now called PlayCore, Inc.) (a manufacturer of playground equipment and recreational products), including as Chairman and Chief Executive Officer from 1996 to 1997, President and Chief Executive Officer from 1994 to 1996 and President and Chief Operating Officer from 1993 to 1994.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid or accrued by the Company for services rendered during the fiscal years indicated to the chief executive officer and to the additional four most highly compensated executive officers during the fiscal year ended September 30, 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                          ANNUAL COMPENSATION                         COMPENSATION
                           --------------------------------------------------   ------------------------
                                                                                   STOCK
                                                                                  OPTION
                           FISCAL                             OTHER ANNUAL        AWARDS         LTIP       ALL OTHER
NAME & PRINCIPAL POSITION   YEAR    SALARY(1)    BONUS     COMPENSATION(4)(5)   (IN SHARES)   PAYOUTS(8)   COMPENSATION
-------------------------  ------   ---------   --------   ------------------   -----------   ----------   ------------
P. Enoch Stiff..........    1998    $215,307    $140,765         $38,649(6)        18,000           --       $ 1,790(9)
  President and Chief       1997     178,939     134,924(2)       25,237(6)       275,000      $87,575         1,045(9)
  Executive Officer         1996     174,736     102,000           9,865(6)            --           --        35,009(10)
Philip G. Franklin......    1998     159,904      80,620          12,361               --           --           835(9)
  Vice President --         1997     145,000     332,234(3)        9,587           40,000           --         5,482(11)
  Finance, Chief            1996      26,769          --              --               --           --         4,155(11)
  Financial Officer,
  Treasurer and
  Secretary(15)
Curtis J. Laetz.........    1998     127,919      65,482          17,249(7)         7,000           --           952(9)
  Senior Vice President,    1997     106,837      50,563(2)       10,260(7)        99,375       36,099           916(9)
  Chief Administrative      1996     104,606      38,063           4,714(7)            --           --        13,569(12)
  Officer and Assistant
  Secretary
Robert D. Melin.........    1998     117,841      67,547          18,387(7)         7,000           --         1,555(9)
  Vice President            1997     116,132      51,962(2)       17,503(7)        99,375       38,013         1,497(9)
                            1996     107,302      40,959          11,681(7)            --           --        14,565(13)
Paul D. Roblee..........    1998     140,212      55,651          15,534(7)         7,000           --           265(9)
  Vice President            1997     159,488      41,971(2)       12,884(7)        99,375       19,127           306(9)
                            1996     130,449      31,584           6,077(7)            --           --        10,224(14)

---------------
 (1) Includes amounts deferred under the 401(k) feature of the Company's Retirement Income Savings Plan.

 (2) Includes a non-recurring bonus paid in connection with the Company's initial public offering.

 (3) Includes a non-recurring signing bonus and non-recurring bonuses paid in connection with the Company's initial public offering.

 (4) Excludes certain personal benefits, the total value of which was less than 10% of the total annual salary and bonus for each of the executives.

 (5) Includes amounts contributed by the Company under the Company's Retirement Income Savings Plan.

 (6) Includes bonuses of $15,961 in fiscal 1998, $15,961 in fiscal 1997 and $4,504 in fiscal 1996 paid to reimburse the interest cost on a promissory note used to purchase certain shares of Common Stock. See "Certain Transactions -- Agreements with Directors and Executive Officers."

 (7) Includes bonuses of $5,611 in fiscal 1998, $5,611 in fiscal 1997 and $1,584 in fiscal 1996 paid to reimburse the interest cost on promissory notes used to purchase certain shares of Common Stock. See "Certain
     Transactions -- Agreements with Directors and Executive Officers."

 (8) Reflects amounts paid out under a deferred compensation plan which permitted the senior management and directors to defer 25% of their annual bonus for a period of three years. This arrangement was terminated in fiscal 1996.

 (9) Reflects amount paid for premiums on a life insurance policy.

(10) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $1,009 paid for premiums on a life insurance policy.

(11) Reflects $142 paid for premiums on a life insurance policy in fiscal 1997 and relocation expenses of $5,340 and $4,155 paid in fiscal 1997 and 1996, respectively.

(12) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $881 paid for premiums on a life insurance policy.

(13) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $1,440 paid for premiums on a life insurance policy.

(14) Reflects amounts accrued under the Company's deferred compensation plan described in note 8 above and $224 paid for premiums on a life insurance policy.

(15) Mr. Franklin joined the Company as Vice President -- Finance and Chief Financial Officer of TRAK in July 1996.

OPTIONS

     The following table sets forth information concerning options granted during the fiscal year ended September 30, 1998 under the Company's stock option plans to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                            ------------------------------------------------
                                         PERCENTAGE                              POTENTIAL REALIZABLE
                                          OF TOTAL                                 VALUE AT ASSUMED
                            NUMBER OF     OPTIONS                                ANNUAL RATES OF STOCK
                            SECURITIES   GRANTED TO                               PRICE APPRECIATION
                            UNDERLYING   EMPLOYEES    PER SHARE                   FOR OPTION TERM(2)
                             OPTIONS     IN FISCAL    EXERCISE    EXPIRATION   -------------------------
NAME                         GRANTED        1998        PRICE        DATE          5%            10%
----                        ----------   ----------   ---------   ----------   -----------   -----------
P. Enoch Stiff............    18,000        4.1(1)     $10.75      9/22/08     $121,691.11   $308,389.17
Philip G. Franklin........        --         --            --           --              --            --
Curtis J. Laetz...........     7,000        1.6(1)      10.75      9/22/08       47,324.32    119,929.12
Robert D. Melin...........     7,000        1.6(1)      10.75      9/22/08       47,324.32    119,929.12
Paul D. Roblee............     7,000        1.6(1)      10.75      9/22/08       47,324.32    119,929.12

---------------
(1) Options to acquire a total of 440,500 shares were granted under the Long-Term Incentive Plan in fiscal 1998, the purpose of which is to provide a financial incentive to key employees who are in a position to make significant contributions to the Company. Options granted under the Long-Term Incentive Plan have an exercise price equal to the market price on the date of grant. Options become exercisable with respect to one fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of such date.

(2) Potential realizable value is calculated based on an assumption that the price of the Company's Common Stock appreciates at the annual rate shown (5% and 10%), compounded annually, from the date of grant of the option until the end of the option term. The value is net of the exercise price but is not adjusted for the taxes that would be due upon exercise. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not in any way represent the Company's estimate or projection of future stock prices.

     The following table sets forth information concerning option exercises and the value of unexercised options held by the Named Executive Officers as of September 30, 1998.

              AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998 AND
                         FISCAL YEAR END OPTION VALUES

                                                                                           VALUE OF
                                                          NUMBER OF                      UNEXERCISED,
                                                         UNEXERCISED                     IN-THE-MONEY
                          SHARES                          OPTIONS AT                      OPTIONS AT
                         ACQUIRED                     SEPTEMBER 30, 1998              SEPTEMBER 30,1998
                            ON        VALUE      ----------------------------    ----------------------------
NAME                     EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                     --------    --------    -----------    -------------    -----------    -------------
P. Enoch Stiff.........    --          --            --            68,000            --              --(1)
Philip G. Franklin.....    --          --            --            40,000            --              --(1)
Curtis J. Laetz........    --          --            --            22,000            --              --(1)
Robert D. Melin........    --          --            --            22,000            --              --(1)
Paul D. Roblee.........    --          --            --            22,000            --              --(1)

---------------
(1) No options held by this Named Executive Officer at September 30, 1998 were in-the-money.

LONG-TERM INCENTIVE PLAN

     The Company maintains the Long-Term Incentive Plan pursuant to which equity incentives covering up to 1,600,000 Shares may be awarded to selected officers and key employees of the Company. On August 20, 1999, the Board approved an amendment to the Long-Term Incentive Plan to provide for the cancellation of stock options granted pursuant to such plan upon a Change in Control (as defined therein) as follows: (i) if the Transaction Price per share (as defined therein) is greater than the exercise price per share, each stock option shall be canceled in consideration of a cash payment equal to the difference between the Transaction Price and the exercise price of common stock or (ii) if the Transaction Price per share is less than the exercise price per share, then such stock option shall be canceled and no payments shall be made with respect thereto. A copy of the Long-Term Incentive Plan, as amended and restated, is attached as Exhibit 6 to the Schedule 14D-9.

     The Company has agreed in the Merger Agreement that each option granted to a Company employee pursuant to the Company's Long-Term Incentive Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, $21.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, the "Per Share Amount") exceeds the exercise price per share, shall, effective immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes). Each such option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto, and prior to the Effective Time, the Company will use its reasonable best efforts to obtain consents from holders of such options to their cancellation.

     The Company has agreed in the Merger Agreement that, immediately prior to the Effective Time, each Share previously issued in the form of restricted stock pursuant to the Company's Long-Term Incentive Plan shall fully vest and all restrictions thereon shall be removed.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company is a party to "change in control" severance agreements (the "Severance Agreements") with Messrs. Stiff, Laetz, Mueller and Breslin, executive officers of the Company. The Severance Agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of such employees within two years of a "change in control of the Company" (as defined in the Severance Agreements). The benefits payable under the Severance Agreements generally provide for up to two years of base salary, a bonus equal to 50% of the average of the bonus awarded to such employee in each of the prior three years pursuant to the Company's executive incentive plan and the continuation of certain other benefits for a period of one year. In addition, the Severance Agreements provide for the immediate vesting of any outstanding options granted to such officers under the Long-Term Incentive Plan. Each agreement has an initial term through December 31, 2000, which term automatically extends for an additional one year period each January 1st, unless at least thirty days prior to such January 1st date the Company gives notice that it does not wish to extend such agreement; provided, that following a "change in control," the term of each agreement automatically extends to the date which is two years following the "change in control." For purposes of the Severance Agreements, a "change in control of the Company" generally shall be deemed to occur if (i) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing a majority of the combined voting power of the Company's then outstanding securities or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election, or nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. The Company also maintains "change in control" severance agreements with other key employees, which agreements have terms and conditions similar to those of the Severance Agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In April 1997, the Company formed a Compensation and Options Committee. For the fiscal year ended September 30, 1998, the members of the Compensation and Options Committee were Messrs. Finley, Hamacher, Nickelson, Ritter and Shaughnessy. No member of the Compensation and Options Committee is an executive officer of the Company. Prior to the Company's initial public offering, Messrs. Hamacher and Finley served as Executive Vice President and Vice President, respectively, of the Company and held similar positions with TRAK and Lull International, Inc. Mr. Hamacher and Mr. Nickelson are officers of Harbour Group. The Company pays Harbour Group and its affiliate, HGL, for providing certain consulting and related services. See "Certain Transactions -- Related Party Transactions."

COMPENSATION OF DIRECTORS

     Each director who is not an employee of the Company is entitled to receive an annual fee of $10,000 and additional fees of $750 for attendance at each meeting of the full Board and $500 for attendance at each meeting of a committee of the Board. Directors are also entitled to reimbursement for their expenses incurred in attending meetings.

     1996 DIRECTORS NON-QUALIFIED STOCK OPTION PLAN. The Company maintains the Directors Plan, which provides for the granting of options to the Company's directors who are not employees of the Company, for up to an aggregate 250,000 Shares. A copy of the Directors Plan is filed as Exhibit 7 to the Schedule 14D-9.

     The Directors Plan, by its express terms, provided for the grant of options thereunder to each eligible director serving on March 20, 1997, the date of the Company's initial public offering, with respect to 10,000 Shares, and an additional option to the Chairman of the Board (provided he was an eligible director) with respect to 5,000 Shares, in each case at the initial public offering price of $14.00 per share. In addition, the Directors Plan provides for the grant of options to each person first becoming an eligible director subsequent to the date of the Company's initial public offering with respect to 10,000 Shares and the grant of an additional option to each person first becoming Chairman of the Board subsequent to such date (provided such person is an eligible director) with respect to 5,000 Shares.

     Options granted or to be granted under the Directors Plan may not be exercised for a period of one year from the date of grant. Thereafter, 50% of such options become exercisable on the first anniversary of the date of grant and the remaining 50% of such options become exercisable in equal amounts on the second, third, fourth and fifth anniversaries of the date of grant. All options granted under the Directors Plan expire ten years from the date of grant.

     Options granted or to be granted under the Directors Plan are nontransferable, and the exercise price must be equal to the fair market value of the Common Stock on the date of grant. Upon exercise, the exercise price must be paid in full in cash or such other consideration as the Board or any committee thereof may permit.

     The Company has agreed in the Merger Agreement that each option granted to a Company director pursuant to the Directors Plan to acquire Shares that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Per Share Amount over the exercise price per share of such option (subject to any applicable withholding taxes). Each such option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto. Prior to the Effective Time, the Company shall obtain any consents from holders of options under the Directors Plan necessary to give effect to the aforementioned provisions.

     Set forth below is information with respect to options outstanding under the Directors Plan as of September 30, 1998.

                                                           DATE OF    NUMBER OF    EXERCISE PRICE
NAME                                                        GRANT      SHARES        PER SHARE
----                                                       -------    ---------    --------------
Peter S. Finley..........................................  3/20/97     10,000          $14.00
Jeffrey L. Fox...........................................  3/20/97     10,000           14.00
Samuel A. Hamacher.......................................  3/20/97     10,000           14.00
Paul W. Jones............................................  4/10/97     10,000           13.25
Donald E. Nickelson......................................  3/20/97     15,000           14.00
Jerry E. Ritter..........................................  4/10/97     10,000           13.25
Joseph F. Shaughnessy....................................  4/10/97     10,000           13.25
Robert L. Virgil.........................................  4/10/97     10,000           13.25

     Upon his election to the Board of Directors in February 1999, Mr. Henges was granted an option to purchase 10,000 Shares pursuant to the Directors Plan at an exercise price of $10.375 per share.

                              CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

     In connection with the founding of the Company by Harbour Group and HGL, on August 16, 1995, Harbour Group Investments III, L.P. ("Investments L.P."), Uniquip-HGI Associates, L.P. ("Uniquip L.P.") and P. Enoch Stiff purchased 9,225,000 Shares, 1,125,000 Shares and 337,500 Shares, respectively, of the Company's Common Stock for approximately $0.56 per share payable $5,209,411.76 in cash, $600,000 in cash and $35,294.12 by a promissory note and $190,588.24 in cash, respectively. On September 20, 1995, Mr. Stiff purchased an additional 225,000 Shares of the Company's Common Stock for approximately $0.56 per share payable $200 in cash and $126,859 by a promissory note. On September 20, 1995, Curtis J. Laetz and three other officers of the Company each purchased 84,375 Shares of the Company's Common Stock for approximately $0.56 per share payable $75 in cash and $47,572 by a promissory note. Harbour Group and HGL are affiliates of Investments L.P. and Uniquip L.P. Certain members of the Board are officers of Harbour Group and HGL. See "Board of Directors of the Company."

     In connection with the acquisitions of TRAK and Lull Industries, Inc. ("Lull"), the Company incurred junior subordinated indebtedness evidenced by subordinated notes (the "Subordinated Notes") in the principal amounts of $2,000,000 and $14,000,000, respectively. Investments L.P. held the subordinated note in the principal amount of $2,000,000 and guaranteed the Company's obligations under the subordinated note in the principal amount of $14,000,000. The Company repaid the entire balance of indebtedness outstanding under the Subordinated Notes from the net proceeds received by the Company from its initial public offering.

     The Company engages HGL and Harbour Group to provide certain management consulting services to the Company for which payments totaling $668,000, $601,000 and $141,000 were made by the Company to HGL for the fiscal years ended September 30, 1996, 1997 and 1998, respectively. In connection with the acquisitions of TRAK, Lull and the Snorkel Division of Figgie International Inc., the Company paid fees to Harbour Group and affiliates of approximately $1,224,000 in the aggregate for investment banking, corporate development and other services, including fees of $550,000 paid in the fiscal year ended September 30, 1998. The Company has entered into an Operations Consulting and Advisory Services Agreement (the "HGL Services Agreement") with HGL, pursuant to which HGL provides management consulting services to the Company for a one-year term from September 30, 1996, which term automatically renews from year to year until terminated by the Company or HGL upon 30 days notice. Under the HGL Services Agreement, the Company compensates HGL for management consulting services at HGL's approximate costs incurred in performing such services. The Company has also entered into a Corporate Development Consulting and Advisory Services Agreement (the "HGI Services Agreement") with Harbour Group, an affiliate of HGL, pursuant to which Harbour Group continues to provide corporate development services to the Company for a one-year term from September 30, 1996, which term automatically renews from year to year until terminated by the Company or Harbour Group upon 30 days notice. Under the HGI Services Agreement, the Company compensates Harbour Group for corporate development services by paying an annual fee equal to the greater of $100,000 or Harbour Group's approximate costs incurred in performing such services, plus a transaction fee equal to an amount which ranges from two and one half percent of the first $1.0 million of the purchase price to one half of one percent of the portion of the purchase price in excess of $4.0 million for each completed acquisition or disposition by the Company during the term of the HGI Services Agreement, subject to a minimum fee per transaction of $125,000.

     The Company was included in an insurance program maintained by HGL providing workers compensation and employer's liability, general liability and automobile liability and physical damage insurance coverage for all companies controlled by Harbour Group or its affiliates. The insurance program included a retrospective rating plan and automatic premium adjustment plan, which provided for calculations of the premiums for the insurance program based on the application of rating formulae to actual incurred losses and reserves for future losses which required adjustment of the premiums retrospectively. The Company also entered into an Insurance Agreement with HGL pursuant to which it had agreed to reimburse HGL, and HGL had agreed to reimburse the Company, for their respective pro rata shares of any retrospective premium adjustment. The Company substantially ceased participation in the insurance program upon completion of its initial public offering. The Company continued to participate in a similar program administered by HGL providing commercial umbrella and excess umbrella coverage until November 1997. The Company did not experience any difficulty in obtaining comparable insurance and the costs of such insurance have not been materially different from that charged under the HGL program.

     The Company believes that each of the related party transactions described herein was on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

     In connection with the Company's initial public offering in March 1997 and an additional offering in March 1998, the Company, Investments L.P., Uniquip L.P. and, solely in connection with the offering in March 1998, Mr. Stiff entered into indemnification agreements (the "Indemnification Agreements") providing for indemnification against certain potential liabilities arising in connection with such offerings, including liabilities under the Securities Act.

     The Company has agreed in the Merger Agreement that it shall cause each contract, agreement or other arrangement between the Company or any of its subsidiaries and Harbour Group or any of its affiliates to be terminated, effective not later than the consummation of the Offer, without penalty to, or payment of other consideration by the Company or any of its subsidiaries; provided that the foregoing shall not apply to: (i) the Insurance Agreement, dated September 27, 1996 between HGL and the Company; (ii) the Directors Plan or awards thereunder; or (iii) the Indemnification Agreements.

AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     As described above, Mr. Stiff, on August 16, 1995, acquired 337,500 Shares for $190,588.24 in cash, a price determined by the Board. In connection with the purchase of such shares of Common Stock, Mr. Stiff entered into an Investment Agreement with Investments L.P. and the Company (the "Investment Agreement") providing for, among other things, restrictions on transfer of such shares, registration rights with respect to such shares, the grant of an option to Investments L.P. to purchase such shares in certain circumstances, a right of first refusal for Investments L.P. in the event of certain offers to purchase such shares, "tag-along" and "drag-along" rights in the event of certain sales of the Common Stock by Investments L.P., a right to acquire additional securities of the Company in order for Mr. Stiff to maintain his percentage of equity interest in the Company under certain circumstances and a right to make additional investments in the Company in accordance with his pro rata share of the issued Common Stock in certain circumstances. In connection with the Investment Agreement, Mr. Stiff entered into a Participation Agreement with Investments L.P., pursuant to which Mr. Stiff purchased a 3% interest in $2,000,000 in principal amount of a junior subordinated note issued by TRAK and made payable to Investments L.P. The Company repaid the entire balance of the indebtedness outstanding under such subordinated note from the net proceeds received by the Company from its initial public offering.

     Also as described above, Mr. Stiff, together with Messrs. Laetz, Melin, Roblee and one other key employee of the Company on September 20, 1995, acquired Common Stock at prices determined by the Board, and the purchase price therefor was paid partly in cash and partly by delivery of promissory notes payable to the Company. The payment obligations of the stockholders under their respective promissory notes are secured by all or some portion of the purchased shares pursuant to stock pledge agreements entered into by each stockholder and the Company. Such notes have a ten-year maturity, bear interest at a fixed rate of interest of 6.56% per annum and are payable interest only annually, with one principal payment at maturity. In connection with such promissory notes, the Company agreed to pay annual bonuses to such stockholders in amounts equal to the annual interest payments on the notes plus all federal and state income taxes applicable to such payments. In connection with the purchase of his shares of the Common Stock, each such stockholder entered into an agreement with the Company (the "Stockholder Agreements") providing for, among other things, restrictions on transfer of such shares of the Common Stock owned by such stockholder, registration rights with respect to such shares, the repurchase of such shares upon termination of the stockholder's employment at a price based on a predetermined formula, a right of first refusal for the Company in the event of certain offers to purchase such shares, a right to acquire additional securities of the Company in order to maintain the stockholder's percentage of equity interest in the Company in certain circumstances and "tag-along" and "drag-along" rights in the event of certain sales of the Common Stock by Investments L.P. The provisions of the Stockholder Agreements, which are subject to modification or waiver by the Company, generally permit the sale of 25% of such shares one year after the Company's initial public offering, 50% of such shares two years after the Company's initial public offering, 75% of such shares three years after the Company's initial public offering, and all of such shares four years after the Company's initial public offering. In November 1998, the Company agreed to terminate such transfer restrictions upon payment in full of amounts owed by each stockholder under their respective promissory notes. The Stockholder Agreements also contain provisions concerning noncompetition and confidentiality applicable to such stockholders and provisions for payments to such stockholders, under certain circumstances, following the termination of their employment with the Company.

     The following directors and executive officers have promissory notes in excess of $60,000 outstanding to the Company:

                                                      HIGHEST      PRINCIPAL
                                                     PRINCIPAL      AMOUNT
                                                      AMOUNT      OUTSTANDING   INTEREST
NAME                              POSITION          OUTSTANDING   AT 8/21/99      RATE          DUE DATE
----                      ------------------------  -----------   -----------   --------   ------------------
P. Enoch Stiff..........  President, Chief           $126,859      $126,859*     6.56%     September 20, 2005
                          Executive Officer and
                            Director

---------------
* Subsequent to such date such amount was paid in full.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

     To the Company's knowledge, based solely on review of information furnished to the Company, reports filed through the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its directors, executive officers and greater than ten percent beneficial owners were complied with during the year ended September 30, 1998, except that Curtis
J. Laetz, an executive officer of the Company, failed to timely file a Form 5 relating to the disposition of 200 Shares in December 1997 and the purchase of 100 Shares in September 1998.

                                                                       EXHIBIT 5

MORGAN STANLEY DEAN WITTER

                                                     ONE FINANCIAL PLACE
                                                     440 SOUTH LASALLE STREET
                                                     CHICAGO, ILLINOIS 60605
                                                     (312) 706-4000

                                                                 August 21, 1999

Board of Directors
OmniQuip International, Inc.
222 East Main St.
Port Washington, Wisconsin 53074

Members of the Board:

We understand that OmniQuip International, Inc. ("OmniQuip" or the "Company"), Textron Inc. ("Parent") and Telescope Acquisition Inc., a wholly owned subsidiary of the Parent ("Purchaser") have entered into an Agreement and Plan of Merger dated August 21, 1999 (the "Agreement"), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Company Common Stock") of OmniQuip for $21 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Purchaser with and into the Parent. Pursuant to the Merger, OmniQuip will become a wholly owned subsidiary of the Parent and each outstanding share of the Company Common Stock other than shares held in treasury or held by the Parent or any direct or indirect wholly-owned subsidiary of the Parent or as to which dissenters' rights have been perfected, will be converted into the right to receive $21 per share in cash. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Company Common Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of the Company, the Parent and certain other parties and their financial and legal advisors;

Board of Directors                                    MORGAN STANLEY DEAN WITTER
August 21, 1999
Page  2

     (ix)   reviewed the Agreement and certain related documents;

     (x)    considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services, including providing senior loans for the Company and Parent and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in filings with the Securities and Exchange Commission made in connection with the Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ FRANCIS J. OELERICH III
                                            ------------------------------------
                                              Francis J. Oelerich III
                                              Managing Director